Exhibit 12
COOPER INDUSTRIES PLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Six Months Ended
	June 30,				Year Ended December 31,
	2010		2009		2009		2008		2007		2006		2005
Interest Expense	$24,800		$32,500		$64,200		$70,400		$51,000		$51,500		$64,800

Estimated Interest Portion of Rent Expense	7,605		6,767		14,284		14,058		12,132		10,168		10,583

Fixed Charges	$32,405		$39,267		$78,484		$84,458		$63,132		$61,668		$75,383

Income From Continuing Operations Before Income Taxes	$183,900		$199,800		$482,700		$807,200		$826,200		$647,700		$495,000

Add: Fixed Charges	32,405		39,267		78,484		84,458		63,132		61,668		75,383

Less: Equity in (Earnings)/Losses of Less Than 50% Owned Companies	—		—		—		7,765		(265)		(724)		(1,328)

Earnings Before Fixed Charges	$216,305		$239,067		$561,184		$899,423		$889,067		$708,644		$569,055

Ratio of Earnings to Fixed Charges	6.7	x	6.1	x	7.2	x	10.6	x	14.1	x	11.5	x	7.5	x